OMV Aktiengesellschaft

05010754

OMV Investor News

August 16, 2005
10.30am (UK time) — 11.30am (CET)

82-3209

OMV Discovers Oil in Yemen

SUPPL

- **New oil discovery in Block S2 in central Yemen**
- **Third oil discovery in Block S2**
- **New well gives stabilised flow rate of approximately 500 bbl/d**

OMV, Central Europe's leading oil and gas group, today announces another oil discovery in Block S2 (Al Uqlah) in the Shabwa province of Yemen. The OMV operated Habban-1 well, drilled to a total depth of 3,020 meters encountered a 622 meter oil column in fractured basement formation which tested at a stable flow rate of 500 bbl/day. This is the third oil discovery in Block S2. The other two were the Al-Nilam-1 well in 2003 and Kharwah-1. The commercial potential of the block is currently being evaluated.

Block S2 covers an area of 2,070 km² and is located in central western Yemen in close proximity to Block 2 (Al Mabar) for which OMV has signed a Production Sharing Agreement on July 13, 2005.

Helmut Langanger, OMV Executive Board member responsible for Exploration and Production stated: "Yemen is an excellent strategic fit within our core Middle East region. The Habban oil discovery, along with our previous discoveries in Block S2, provides a solid base upon which to further expand our activities in Yemen. After drilling and testing a sidetrack well from the Al Nilam discovery, which will follow Habban-1 operations, we expect to have sufficient quality data to decide about the future development of Block S2".

Background information:

Interests in Block S2

OMV (Yemen Block S2) Exploration GmbH (operator)	44.0%
Sinopec of China	37.5%
The Yemen General Corporation for Oil & Gas	12.5%
The Yemen Resources Limited	6.0%

OMV in Yemen

OMV has been active in Yemen since the early 1990s. The company has an office in Sana'a, Yemen with 10 local employees and 3 expatriates.

Block S2 (Al Uqlah) including one oil discovery was acquired with the international portfolio of Preussag in 2003. OMV assumed operatorship and discovered oil in the Al-Nilam-1 well in 2003. Then, following comprehensive block evaluation in 2004, the Habban-1 exploration well was spud April 6, 2005.

A Production Sharing Agreement (PSA) for Block 2 (Al Mabar) was signed on 13 July 2005. Once the PSA has been ratified by the Parliament of Yemen, OMV will assume operatorship and commence exploration of the block.


SAUDI ARABIA
OMAN
YEMEN
Red Sea
SAN'A
BLOCK S2
BLOCK 2
YEMEN
BLOCK S2:
OMV (OP) 44%
BLOCK 2:
OMV (OP) 93%
Gulf of Aden
Aden
Kilometers

Balanced International E&P Portfolio

OMV owns a balanced international E&P portfolio in 18 countries organised around five core regions, namely the Danube & Adriatic, North Africa, the British North Sea, the Middle East/Caspian, and Australasia. Due to the acquisition of 51% of Petrom, Romania's largest oil company, OMV's daily production volume is approximately 345,000 boe/d and the company's reserves are approximately 1.4 billion boe.

OMV Aktiengesellschaft

With Group sales of EUR 9.88 billion and a workforce of 57,480 employees in 2004, as well as market capitalization of almost EUR 12 billion, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries and has set the goal to increase its market share to 20% by 2008. In Exploration and Production (E&P) OMV is active in 18 countries on five continents. In the Gas business segment OMV has storage facilities and a 2,000 km long pipeline system, transporting 43 billion m³ of natural gas annually to countries such as Germany and Italy. OMV owns a 35% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom S.A., 50% of EconGas GmbH, 50% AMI Agrolinz Melamine International, 45% of the BAYERNOIL refining network and 10% of the Hungarian company MOL.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press	Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press	Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Cubitt Consulting

Peter Niklewicz, London, IR	Tel. +44 (20) 7367-5102; e-mail: peter.niklewicz@cubitt.com
Simon Barker, London, Press	Tel. +44 (20) 7367-5119; e-mail: simon.barker@cubitt.com
Mark Kollar, New York	Tel. + 1 (212) 279 3115-201; e-mail: mark@cjpcom.com

Next result announcement **January–June and Q2 2005** on August 24, 2005

OMV Aktiengesellschaft

OMV Investor News

August 17, 2005
8.30am (UK time) – 9.30am (CET)

OMV Expands Exploration Activities in the Atlantic Margin, Ireland

- **New exploration licence awarded in the NE Rockall Basin Frontier Licensing Round**
- **New licence 2/05 covering 4 blocks located next to the Dooish Discovery**

OMV, the leading oil and gas group in Central Europe, is expanding its activities in the Atlantic Margin, one of it's international core regions. OMV (IRELAND) Exploration GmbH, a wholly owned subsidiary of OMV, has been awarded a new exploration licence, located off the north west coast of Ireland, by the Department of Communications, Marine and Natural Resources. The new licence 2/05 is located in the deepwater area (2,000 m water depth) of the Irish Rockall Trough, approximately 150 km off the coast of Donegal and covers four blocks in an area of 932 km². OMV has a 10% interest, together with joint venture partners, Shell E&P Ireland Limited (operator) and Eni Ireland BV. The new licence is adjacent to licence 2/94 which is held by the same joint venture, and contains the 2002 Dooish discovery, which is currently under evaluation.

An active exploration program will be pursued over the coming years and preparations to commence a 3D seismic survey early in the 2006 season will begin shortly.

Helmut Langanger, OMV Executive Board member responsible for Exploration and Production stated: "We are delighted with this award. It further increases our position in Ireland and along the Atlantic Margin, providing a significant opportunity for future growth."

Background information:

Partners in Licence 2/05 (same as licence 2/94)

Shell E&P Ireland Limited (operator)	50%
Eni Ireland BV	40%
OMV (IRELAND) Exploration GmbH	10%

OMV (IRELAND) Exploration GmbH is managed by OMV (U.K.) Limited based in London. OMV (U.K.) Limited has currently 10 producing fields and more than 30 exploration licenses in the North Sea. The average production is about 16,000 barrel of oil equivalent per day (boe/d).

Balanced international OMV E&P portfolio
OMV owns a balanced international E&P portfolio in 18 countries organized around five core regions, namely the Danube and Adriatic, Northern Africa, the British North Sea, the Middle East/Caspian and Australia/New Zealand. Following the acquisition of 51% of Petrom S.A., Romania's largest oil company, OMV's daily production volume is approximately 345,000 boe/d, and the company's reserves amount to approximately 1.4 bn boe as of December 2004.

OMV Aktiengesellschaft
With Group sales of EUR 9.88 billion and a workforce of 57,480 employees in 2004, as well as market capitalization of over EUR 12 billion, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries and has set the goal to increase its market share to 20% by 2008. In Exploration and Production (E&P) OMV is active in 18 countries on five continents. In the Gas business segment OMV has storage facilities and a 2,000 km long pipeline system, transporting 43 billion m^3 of natural gas annually to countries such as Germany and Italy. OMV owns a 35% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom S.A., 50% of EconGas GmbH, 50% AMI Agrolinz Melamine International, 45% of the BAYERNOIL refining network and 10% of the Hungarian company MOL.

With the acquisition of a majority stake in Petrom, Romania's biggest oil and gas company in 2004, OMV has become the largest oil and gas group in Central Europe, with oil and gas reserves of over 1.4 billion boe, daily production of around 345,000 boe and an annual refining capacity of 26.4 million metric tons. OMV now has over 2,385 filling stations in 13 countries. The market share of the group in the R&M business segment in the Danube Region is now approximately 18%. Petrom has a workforce of 50,737 and has been consolidated in the 2004 balance sheet, in the first quarter of 2005 Petrom has already contributed positive to OMV's financial results.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press	Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press	Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Cubitt Consulting

Peter Niklewicz, London, IR	Tel. +44 (20) 7367-5102; e-mail: peter.niklewicz@cubitt.com
Simon Barker, London, Press	Tel. +44 (20) 7367-5119; e-mail: simon.barker@cubitt.com
Mark Kollar, New York	Tel. + 1 (212) 279 3115-201; e-mail: mark@cjpcom.com

Next result announcement **January–June and Q2 2005** on August 24, 2005